Exhibit 99.1

Renren Announces Signing of Stipulation of Settlement
Regarding Shareholder Derivative Litigation

PHOENIX, Oct. 8, 2021 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a SaaS company, today announced that it has entered into a Stipulation of Settlement (the “Stipulation”) as a nominal defendant with respect to the consolidated shareholder derivative lawsuits currently pending in New York State Supreme Court, Commercial Division (the “Court”) under the caption In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.) (the “Action”). The other parties to the Stipulation include Oak Pacific Investment (“OPI”) and the other named defendants in the Action (together with OPI, the “Defendants”), as well as Heng Ren Silk Road Investments LLC, Oasis Investments II Master Fund Ltd., and Jodi Arama (together, the “Plaintiffs”) who have purported to bring claims derivatively on behalf of Renren.

If the Stipulation and the settlement and resolution of the Action contemplated therein (the “Settlement”) is approved by the Court and the Settlement becomes effective, then, among other things, (a) the Action will be dismissed with prejudice, (b) the release of the Released Plaintiffs’ Claims (as defined in the Stipulation) will become effective, and (c) the administrator approved by the Court will distribute the Settlement Fund (as defined below) pursuant to the Settlement.

In connection with the Settlement, the Defendants will create a common settlement fund (the “Settlement Fund”), which amount, before any reductions for Settlement Fund Expenses (as defined below), will be the greater of $300,000,000 or the sum of (a) $38.6866 per ADS (as defined below) multiplied by the number of issued and outstanding ADSs held by Renren Shareholders as of the Record Date (as defined below) and (b) $0.859701 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares held by Renren Shareholders as of the Record Date. “Settlement Fund Expenses” include: (i) any taxes payable on any income generated by the Settlement Fund; (ii) notice costs, distribution costs, and administration expenses; (iii) any attorneys’ fees and expenses awarded by the Court to the Plaintiffs’ counsel; (iv) any other fees and expenses awarded by the court; and (v) any administrator fees associated with the Settlement.

Renren Shareholders, defined as holders of Renren’s Class A ordinary shares and American depositary shares (“ADSs”), each currently representing 45 Class A ordinary shares, as of the Record Date but excluding the Defendants and D&O Releasees (as defined below) will be entitled to receive a pro rata share of the Settlement Fund, after deducting the Settlement Fund Expenses. “D&O Releasees” are individuals that served as Renren directors and/or officers in June, 2018 and specifically identified as D&O Releasees in the Stipulation.

The “Record Date” will be set by Renren’s Board of Directors on the earliest practicable date after the approval of the Settlement by the Court has become Final (i.e., the date on which the time for taking an appeal of the Settlement expires or any such appeal has been disposed of) consistent with the terms of Renren’s Deposit Agreement and/or the requirements of any applicable New York Stock Exchange rule(s) or other applicable securities laws and regulations. Once the specific date of the Record Date is determined, Renren will file a Form 6-K to publicly announce that date.

As the Settlement is subject to approval by the Court and the fulfillment of other conditions set forth in the Stipulation, which involve inherent risks and substantial uncertainties, there is no guarantee that the Settlement will be consummated as contemplated under the Stipulation or at all.

The foregoing summary of the Stipulation is qualified in its entirety by reference to the complete text of that document, which will be filed as an exhibit to the Form 6-K that the Company intends to promptly file with the Securities and Exchange Commission thereafter, attaching this press release as an exhibit thereto.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. In particular, as the proposed Settlement is contingent upon, among other things, obtaining the necessary court approval, the Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com